Profit and Loss

InfantTech
January-December, 2025

Distribution account	Total
Income	
4000 Sales Account	$2,821.71
4000.1 Sales - Accessories	$9.85
4000.2 Sales - Extended Warranty	$135.82
4000.5.1 Sales - Zooby Shopify	$63,622.10
4000.5.4 Sales - Zooby Walmart	$1,734.56
4000.7 Sales - Zooby Amazons	$22,197.09
4000.8 Amazon Reimbursement	$53.99
Total for 4000 Sales Account	**$90,575.12**
4010 Shipping Income	$5,682.85
4400 Discount	-$1,678.43
4450 Refund	
4450.1 Shopify Refund	-$4,970.42
4450.2 Amazon Refund	-$3,619.47
Total for 4450 Refund	**-$8,589.89**
x Sales of Product Income	$56.06
Total for Income	**$86,045.71**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5000.4 COGS - Shipping Protection Plan	$196.25
5000.5 COGS - Zooby	$10,586.59
5000.6 COGS - Freight In	$5,579.39
Total for 5000 Cost of Goods Sold	**$16,362.23**
5100 Merchant Account Fees	
5100.1 PayPal Fees	$4.68
5100.2 Shopify Fees	$7,136.89
5100.5 Amazon Seller Fees and Charges	$3,637.11
5100.7 Walmart Fees	$287.39
Total for 5100 Merchant Account Fees	**$11,066.07**
5350 Shipping Costs	$8,652.65
5601 Commission - Amazon	$1,500.00
Total for Cost of Goods Sold	**$37,580.95**
Gross Profit	**$48,464.76**

Cash Basis Thursday, March 12, 2026 12:26 PM GMT-07:00

Profit and Loss
InfantTech
January-December, 2025

Distribution account	Total
Expenses	
6000 Advertising and Marketing	$629.00
6003 Photo & Video Production	$675.00
6004 Ads	
6004.1 Facebook Advertising	$1,761.17
6004.6 Amazon Advertising	$1,542.21
Total for 6004 Ads	**$3,303.38**
6010 Social Media- Influencers	$150.00
6011 Marketing Contractor	$6,547.49
Total for 6000 Advertising and Marketing	**$11,304.87**
6100 Auto and Truck Expenses	
6101 Fuel	$37.38
6104 Parking	$91.00
Total for 6100 Auto and Truck Expenses	**$128.38**
6110 Bank/Loan Fees	$175.00
6111 Bank Service Charges	$3,377.66
Total for 6110 Bank/Loan Fees	**$3,552.66**
6140 Computer and Internet Expenses	$632.33
6142 Software Subscriptions	$5,440.00
Total for 6140 Computer and Internet Expenses	**$6,072.33**
6210 Donations	$502.00
6220 Dues & Subscriptions	$738.00
6240 Insurance Expense	
6242 Liability	$3,948.13
6244 Workers Comp Ins	-$25.96
Total for 6240 Insurance Expense	**$3,922.17**
6300 Meals and Entertainment	$248.16
6301 Meals for Employees	$169.50
Total for 6300 Meals and Entertainment	**$417.66**
6310 Office Expense	$1.78
6320 Payroll Expenses	$100.00
6320.1 Payroll Service	$2,732.09
6320.2 Salaries & Wages-1	$7,461.57
6320.4 Payroll Taxes	$1,849.31
Total for 6320 Payroll Expenses	**$12,142.97**
6330 Printing and Reproduction	$1,298.66
6343 Security	$541.48

Cash Basis Thursday, March 12, 2026 12:26 PM GMT-07:00

Profit and Loss

InfantTech

January-December, 2025

Distribution account	Total
6350 Professional Fees	
6351 Accounting	$5,286.33
6352 Consultant	$14,637.35
6353 Legal	$450.00
6353.1 Corporate	$575.00
6353.2 Trademark/Patent	$2,332.00
Total for 6353 Legal	**$3,357.00**
Total for 6350 Professional Fees	**$23,280.68**
6410 Rent Expense	$3,212.80
6430 Research & Development	$669.13
6450 Taxes & Licenses	$6,117.13
6500 Telephone Expense	$339.26
6510 Travel Expense	$492.01
6510.4 Other Travel Expense	$718.24
Total for 6510 Travel Expense	**$1,210.25**
6530 Utilities-1	$300.00
6540 Office Supplies	$50.84
x101 Purchases (deleted)	$180.24
x102 Uncategorized Expense	$355.08
x104 Unapplied Cash Bill Payment Expense	$1,625.00
Total for Expenses	**$77,963.37**
Net Operating Income	**-$29,498.61**
Other Income	
7001 Interest Income	$4,497.39
7002 Other Income	$25,913.97
Total for Other Income	**$30,411.36**
Other Expenses	
8200 Interest Expense	$5,707.05
8201 Loan Fees	$1,444.32
Total for Other Expenses	**$7,151.37**
Net Other Income	**$23,259.99**
Net Income	**-$6,238.62**